EXHIBIT 99.(B)

Trading Plan

(SEC Rule l0b5-1)

This Trading Plan is entered into as of February 19, 2003 (the “Signing Date”) effective as of May 15, 2003 between The Pegasus Foundation (“Client”) and Charles Schwab & Co., Inc. (“Broker”).

A.    Client, DCMA Holdings LP (“DCMA”), The Collins Family Foundation (“Collins Foundation”) and the David C. Collins Trust (“Collins”) (until the Trading Plan of such person terminates, a “Participating Person”) collectively hold an aggregate of approximately four million shares of the common stock (the “Stock”) of Learning Tree International, Inc. (“Issuer”), which constitutes a significant portion of the assets of the Participating Persons.

B.    Each of Client and the Collins Foundation are charitable organizations which have been advised to sell their holdings of Stock over time in order to assist in their charitable mission. In connection with certain estate planning decisions, DCMA and Collins have been advised to undertake some diversification of their assets.

C.    In accordance with the requirements of SEC Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Participating Persons wish to establish an orderly method to sell a limited number of shares of Stock over the next five years. The Participating Persons wish to sell relatively little Stock at current prices, but intend to sell more at higher prices. Overall, this plan only covers approximately a quarter of the Participating Persons’ current holdings of Stock over the five-year period.

D.    Client has or will deposit shares of Stock in Account #1144-3391 (the “Account”) maintained with Broker.

NOW, THEREFORE, Client and Broker agree as follows:

1.    Trade Instructions.    Client hereby instructs Broker to effect sales of shares of Stock of Issuer from or into the Account in accordance with the attached Appendix A to Trading Plan (“Appendix A”). If Client specifies a date for trading which is a weekend or holiday, the trade shall not take place until the opening of regular market trading hours on the next trading day.

2.    Term.    This Trading Plan shall become effective on May 15, 2003 (the “Trading Plan Effective Date”) and shall terminate on the earlier of (1) June 30, 2008; (2) the sale by Client of a maximum of 255,000 shares under this Trading Plan; (3) the date Broker receives notice of the liquidation, dissolution, bankruptcy or insolvency of Client; or (4) termination of this Trading Plan in accordance with section 7(b) or section 15 hereof.

3.    Representations and Warranties.    Client represents and warrants that as of the Signing Date:

(a)  Client is not aware of any material nonpublic information concerning Issuer or any of its securities (including the Stock) and is entering into this Trading Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1.

(b)  Client is permitted to sell or purchase Stock in accordance with Issuer’s insider trading policies and has obtained the approval of Issuer’s counsel to enter into this Trading Plan.

(c)  There are no legal, regulatory, contractual or other restrictions applicable to the trades contemplated under this Trading Plan that would interfere with Broker’s ability to execute trades and effect delivery and settlement of such trades on behalf of Client (collectively, “Client Trading Restrictions”).

4.    Intent to Comply with Rule 10b5-1(c).    It is Client’s intent that this Trading Plan comply with the requirements of Rule 10b5-1(c), and this Trading Plan shall be interpreted to comply with such requirements.

5.    Rule 144.

(a)  Broker agrees to conduct all sales of Stock in accordance with the manner-of-sale requirements of Rule 144. Broker further agrees not to effect any sale of Stock that would exceed the amount limitation under Rule 144, assuming Broker’s sales of Stock are the only sales subject to such limitation. Client agrees not to take, and to cause any person or entity with which Client would be required to aggregate sales of Stock pursuant to paragraph (a)(2) or ( e ) of Rule 144 not to take, any action that would cause sales of Stock by Broker not to comply with Rule 144.

(b)  Client agrees to provide Broker with five executed copies of Form 144, which Broker shall complete and file on behalf of Client in the event of sales of Stock under this Trading Plan. Each Client understands and agrees that such Form 144 will include in the remarks section the following statement: “The shares covered by this Form 144 are being sold pursuant to a Rule 10b5-1 trading plan dated February 19, 2003, which plan is intended to comply with Rule 10b5-1, and the representation regarding the seller’s lack of knowledge of material nonpublic information is as of the date of the trading plan.”

(c)  Client shall disclose to Broker all trading plans involving the Stock established by Client at other firms that would be effective at any time during the period this Trading Plan is in effect and all trading activity involving the Stock that occurs during such period or which occurs within 90 days prior to the commencement of such period.

(d)  Client agrees to notify Broker immediately if there is any change in the employment or affiliate or non-affiliate status of the Client or Dr. Collins or Ms. Adams.

6.    Section 13 or 16 Filings.    Client acknowledges and agrees that Client is responsible for making all filings, if any, required under Section 13 or Section 16 of the Exchange Act (and the rules and regulations thereunder) with respect to trades pursuant to this Trading Plan. In order to permit Client to comply with these laws, Broker will comply with its notification procedures set out in the Broker Instruction/Representation letter signed by the parties.

7.    Market Disruptions and Trading Restrictions.

(a)  Client understands that Broker may not be able to effect a trade, in whole or in part, due to a market disruption or a legal, regulatory or contractual restriction applicable to Broker or any other event or circumstance. Client also understands that Broker may be unable to effect a trade consistent with ordinary principles of best execution due to insufficient volume of trading, failure of the Stock to reach and sustain a limit order price, or other market factors in effect on the trade date specified in Appendix A. As soon as reasonably practicable after the cessation or termination of any such market disruption, restriction event or circumstance, Broker shall resume effecting trades in accordance with the express provisions of this Trading Plan which are then applicable. Trades that are not executed as the result of any such market disruption, restriction, event or circumstance shall not be deemed to be a part of this Trading Plan.

(b)  If Issuer enters into a transaction or any other event occurs that results, in Issuer’s good faith determination, in the imposition of any Client Trading Restrictions, such as a stock offering requiring an affiliate lock-up, Client and Issuer shall promptly, but in no event later than three days prior to the date of the remaining trade(s) specified in Appendix A, provide Broker notice of such restrictions. With respect to any Client Trading Restrictions for which Client and Issuer have given Broker notice, Broker shall stop effecting trades under this Trading Plan, and this Trading Plan shall thereupon terminate. In such case, Seller, Broker and (for purposes of acknowledgment) Issuer shall cooperate to establish a new trading plan in accordance with the requirements of Rule 10b5-1 (c).

8.    Hedging Transactions.    While this Trading Plan is in effect, Client agrees not to enter into or alter any corresponding or hedging transaction or position with respect to the Stock (including, without limitation, with respect to any securities convertible into or exchangeable for Stock, or any option or other right to purchase or sell Stock or such convertible or exchangeable securities).

9.    Intentionally deleted.

10.    Compliance with Laws and Rules.    Client understands and agrees that it is the responsibility of Client, and not Broker or Issuer, to determine whether this Trading Plan meets the requirements of Rule 10b5-1(c) and any other applicable federal or state laws or rules.

11.    Entire Trading Plan.    This Trading Plan constitutes the entire trading plan between Client and Broker and supersedes and replaces any prior instructions under Rule 10b5-1 from Client to Broker with respect to the sale or purchase of shares from or into the Account, as the case may be.

12.    Notices and Other Communications.    Any notices required or permitted to be given by Issuer and/or Client under this Trading Plan shall be provided in writing by fax, signed by Client and Issuer and confirmed by telephone (Attn: Priority Team, Fax 415 636 3959; Tel. 800 239 2506). With respect to any Client Trading Restrictions, Client and Issuer shall provide Broker notice of the anticipated duration of such restrictions, but shall not provide Broker information about the nature of such restrictions or any other information about such restrictions. Further, in no event shall Client or Issuer, at any time while this Trading Plan is in effect, communicate any material nonpublic information concerning Issuer or its securities (including the Stock) to Broker. Further, Client shall not at any time attempt to exercise any influence over how, when or whether to effect trades or allocation of trades under this Trading Plan or the related trading plans of the other Participating Persons.

13.    Third Party Beneficiary.    Client intends Issuer to be a third party beneficiary of each and every representation and warranty contained in this Trading Plan to the fullest extent necessary to enable Issuer to be fully protected from direct or indirect liability in connection with this Trading Plan.

14.    Governing Law.    This Trading Plan shall be governed by and construed in accordance with the laws of the state of California, as applied to agreements made and wholly performed in the State of California.

15.    Amendments and Termination.    This Trading Plan may be amended, modified or terminated only by a written instrument signed by Client and Broker and acknowledged by Issuer (except as provided in section 7(b) hereof). Client acknowledges and understands that any amendment to, or modification of, this Trading Plan shall be deemed to constitute the creation of a new trading plan. Accordingly, Client shall be required to restate and reaffirm, as of the date of such amendment or modification, each of the representations and warranties contained in section 3 of this Trading Plan.

Client understands and agrees that Broker shall have no responsibility or liability whatsoever with respect to any termination by Client of this Trading Plan. Further, Client agrees to indemnify and hold harmless Broker from and against any and all liabilities, claims or costs (including, without limitation, legal costs and reasonable attorneys’ fees) caused by Client’s termination of this Trading Plan, except to the extent any such liabilities, claims or costs are caused by Broker’s negligence or willful misconduct.

16.    Counterparts.    This Trading Plan may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have signed this Trading Plan as of the Signing Date.

THE PEGASUS FOUNDATION		CHARLES SCHWAB & CO., INC.

By:	/s/ MARY COLLINS	By:	/s/ ROBERT STAHL
Name:	Mary Collins	Name:	Robert Stahl
Title:	Trustee	Title:	Director

ACKNOWLEDGED:

LEARNING TREE INTERNATIONAL, INC.

By:	/s/ GARY R. WRIGHT
Name:	Gary R. Wright
Title:	Chief Financial Officer

Appendix A to Trading Plan

(SEC Rule 10b5-1)

For Sale of Restricted or Control Stock

[Instructions for Sale or Purchase of Stock of Issuer]

Client Information:

(a)  The shares of the Participating Persons may be deemed to be owned by one or more officers/directors/10% owners of the Issuer.

(b)  Each of the undersigned have been notified by Issuer that it may be deemed an “affiliate,” as defined in Rule 144 of the Securities Act of 1933.

Quarterly Orders.    On the first day of each Trading Window during the Term of the Trading Plan, Client and the other Participating Persons hereby instruct Broker to enter the orders set forth below. Each order will be good until filled or until the end of the Trading Window. The orders in each quarter are intended to be cumulative, so that if (for example) the price exceeds $22.50 during a Trading Window, aggregate orders for the Participating Persons covering up to 40,000 shares will be triggered of which 20,000 shares must be sold for a price of at least $12.50; 10,000 shares must be sold for a price of at least $17.50, and 10,000 shares must be sold for at least $22.50. A quarterly “Trading Window” will begin on the 15th day of February, May and August and on the 30th of November and end on the 15th day of the next month (March, June, September and December, respectively). All trades for the Participating Persons under this Appendix A will be placed in a master account numbered 0872-4549 and upon execution will be allocated among the Participating Persons as follows: the first 20,000 shares sold in any quarter will be allocated as nearly as equally as possible to The Pegasus Foundation and The Collins Family Foundation so long as either is still selling shares under its Trading Plan. Sales in excess of 20,000 shares in any quarter will be allocated as nearly as equally as possible among all the Participating Persons on the date of sale.

Date Order Placed	Buy or Sell	Number of Shares	Original Purchase Date	Nature of Acquisition	Limit Price	Duration of Order
Opening of Trading Window	Sell	20,000	> 1 year	Founder	$12.50	Close of Trading Window
Opening of Trading Window	Sell	10,000	> 1 year	Founder	$17.50	Close of Trading Window
Opening of Trading Window	Sell	10,000	> 1 year	Founder	$22.50	Close of Trading Window
Opening of Trading Window	Sell	20,000	> 1 year	Founder	$27.50	Close of Trading Window
Opening of Trading Window	Sell	20,000	> 1 year	Founder	$32.50	Close of Trading Window
Opening of Trading Window	Sell	20,000	> 1 year	Founder	$37.50	Close of Trading Window
Opening of Trading Window	Sell	100,000	> 1 year	Founder	$42.50	Close of Trading Window
Opening of Trading Window	Sell	200,000	> 1 year	Founder	$47.50	Close of Trading Window

•	Share amounts/prices listed shall be increased or decreased to reflect stock splits or other similar changes in Issuer’s capitalization that may occur prior to execution of the trades.
•	All orders are on a “not held” basis.
•	Limit price orders are at the limit price or better, beginning at the opening of regular market trading hours at the opening of the Trading Window and expiring at the close of regular market trading hours on close of the Trading Window.

Name of Client: The Pegasus Foundation		Name of Client: The Collins Family Foundation		Name of Client: DCMA Holdings, L.P.

By:	/s/ DAVID C. COLLINS	By:	/s/ MARY COLLINS	By:	/s/ MARY COLLINS
	Name: David C. Collins		Name: Mary Collins		Name: Mary Collins
	Title: Trustee		Title: President		Title: General

Account number: 1144-3391	Account number: 9111-1767	Account number: 8063-7798
Date: February 19, 2003	Date: February 19, 2003	Date: February 19, 2003
Name of Client: David C. Collins Trust	Accepted by: Charles Schwab & Co., Inc.	Acknowledged by: Learning Tree International, Inc.

By:	/s/ DAVID C. COLLINS	By:	/s/ ROBERT STAHL	By:	/s/ GARY R. WRIGHT
	Name: David C. Collins		Name: Robert Stahl		Name: Gary R. Wright
	Title: Trustee		Title: Director		Title: Chief Financial Officer

Account number: 4147-0367
Date: February 19, 2003	Date: February 19, 2003	Date: February 19, 2003